FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Press Release

San Pedro Garza García, Mexico, August 08, 2006 - Axtel, S.A. de C.V. announced today the official startup of operations in Celaya, Guanajuato.

Samuel Lee Belmonte, Executive Director for the North-West Region, addressed a speech to the attendants followed by the inaugural AXTEL call made by Luis Vargas Gutierrez, Major of Irapuato, Guanajuato.

The event was also attended by important business personalities and representatives of the media, who witnessed the actual start of the competition in fixed telephony in the city of Irapuato.

The company informed that their network is already covering 95% of the population, with telephone, Internet, and advance data services for users in the residential and business sectors.

The company reported that the direct investment that AXTEL will make in this city is in the amount of 15 million dollars over the next five years.

Irapuato is the third city in the State of Guanajuato where AXTEL is offering its services. The first city was Leon, where AXTEL started operating in January 2001, and Celaya, which started operations in May 18, 2006.

“With the opening of Irapuato we successfully achieve our geographic expansion objective for 2006. We are celebrating our presence in seventeen cities in Mexico already, and also the possibility of offering a competitive alternative in telecommunication services to the Irapuato community”, mentioned Samuel Lee.

AXTEL, which will invest 150 million dollars nationwide this year, reported having 697 thousand lines in service by the end of June this year.

At present, the company has the largest fixed wireless telephony network in the world, as well as the metropolitan fiber optic networks with the most advanced technology in Latin America.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local telephone services, national and international long distance services, data, Internet, virtual private networks, and value added services. AXTEL has provided Mexico with a basic telecommunications infrastructure through an intelligent network that offers wide coverage to all markets. At present, AXTEL is operating in Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya and Irapuato.

Visit AXTEL on the web at www.axtel.com.mx

This report on Form 6-K may contain forward looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended, and Section 21-E of the Securities Exchange Act of 1934, as amended. The Company’s actual results could differ materially from those set forth in the forward-looking statements, as a result of the risks associated with the Company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

Media Relations
José Manuel Basave
contacto@axtel.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V. By: /s/ Patricio Jimenez Barrera Patricio Jimenez Barrera Chief Financial Officer
Date: August 11, 2006